UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549




                        SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No. __)


                   CHURCHILL DOWNS INCORPORATED
                         (Name of Issuer)



                   COMMON STOCK, NO PAR VALUE
                 (Title of Class of Securities)



                          171484   10   8
                          (CUSIP Number)



                     H. Alexander Campbell
                     Wyatt, Tarrant & Combs
                     2800 Citizens Plaza
                   LOUISVILLE, KENTUCKY  40202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                       See Introductory Paragraph of This Report
                    SET OUT IMMEDIATELY PRECEDING ITEM 1 OF THIS REPORT
                  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

13D
CUSIP NO. 171484 10 8

1                  NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Wells Family Partnership

2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                   (a)  [  ]
                   (b)  [  ]

3                  SEC USE ONLY

4                  SOURCE OF FUNDS

                           Not Applicable

5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

6                  CITIZENSHIP OR PLACE OF ORGANIZATION

                           Kentucky

                   7            SOLE VOTING POWER
  NUMBER OF
   SHARES                            0
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH
                   8            SHARED VOTING POWER

                                     221,430 shares of Common Stock

                   9            SOLE DISPOSITIVE POWER

                                     0

                   10           SHARED DISPOSITIVE POWER

                                     221,430 shares of Common Stock

11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                        221,430 shares of common stock

12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES  [  ]

13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                        6.06%

14                 TYPE OF REPORTING PERSON

                        PN

                                                 2

13D
CUSIP NO. 171484 10 8

1                  NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Darrell R. Wells

2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                   (a)  [  ]
                   (b)  [  ]

3                  SEC USE ONLY

4                  SOURCE OF FUNDS

                           Not Applicable

5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

6                  CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States

                   7            SOLE VOTING POWER
  NUMBER OF
   SHARES                            0
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH
                   8            SHARED VOTING POWER

                                     243,830 shares of Common Stock

                   9            SOLE DISPOSITIVE POWER

                                     0

                   10           SHARED DISPOSITIVE POWER

                                     243,830

11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                        243,830 shares of common stock

12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES  [  ]

13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                        6.67%

14                 TYPE OF REPORTING PERSON

                        IN

                                                 3

                            INTRODUCTORY PARAGRAPH


Reference is made to that certain Schedule 13D dated April 18, 1995, as amended (the "Schedule"), filed by certain reporting persons ("Group"), including the Reporting Persons named herein, with respect to the common stock, no par value per share (the "Common Stock"), of Churchill Downs Incorporated, a Kentucky corporation (the "Issuer"). The Group's obligation to file reports under
Section 13 of the Securities Exchange Act of 1934 has terminated. The Reporting Persons desire to effectively amend and continue the Schedule by the filing of this Report. The information contained in this Report was disclosed in all material respects in the Schedule.


ITEM 1.  SECURITY AND ISSUER

Class of equity security:     Common Stock, no par value

Name and address of principal Churchill Downs Incorporated
  executive offices:          700 Central Avenue
                              Louisville, Kentucky  40208


ITEM 2.  IDENTITY AND BACKGROUND

      (a) This Report is filed jointly by The Wells Family Partnership, a Kentucky general partnership (the "Partnership") and Darrell R. Wells, an individual resident of Kentucky. The Partnership and Darrell R. Wells are sometimes collectively referred to herein as the "Reporting Persons".

      (b)   The business address of each  of  the  Reporting  Persons  is  4350
Brownsboro Road, Louisville, Kentucky 40207. The name and residence or business address of each of the general partners of the Partnership are as follows:

      Darrell R. Wells              4350 Brownsboro Road
                                    Louisville, KY  40207

      Louis Crawford Wells          4350 Brownsboro Road
                                    Louisville, KY  40207

      Wayne H. Wells                4350 Brownsboro Road
                                    Louisville, KY  40207

      Y. Peyton Wells, III          4350 Brownsboro Road
                                    Louisville, KY  40202

      Bryant C. Wells               5202 Tomahawk Road
                                    Louisville, KY  40207

      (c) The principal business of the Partnership is to hold shares of Churchill Downs Incorporated. The present principal occupation or employment of Darrell R. Wells and each of the other general partners of the Partnership is as follows:

      Darrell R. Wells              General Partner, Security Management

                                    Company (investment advisor)

      Louis Crawford Wells          Restaurant Management

      Wayne H. Wells                Real Estate Executive

      Y. Peyton Wells, III          Restaurant Management

      Bryant C. Wells               Investments


      (d) During the last five years, neither the Reporting Persons nor any general partner of the Partnership has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, neither the Reporting Persons nor any general partner of the Partnership has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Darrell R. Wells and each other general partner of the Partnership are United States citizens.

      Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Not applicable.


ITEM 4.  PURPOSE OF TRANSACTION

      The Reporting Persons and each of the persons named in Item 2 of this Report acquired the Common Stock of the Issuer for investment. Neither the Reporting Persons nor any of the persons named in Item 2 of this Report have any present plans or proposals which relate to or would result in [a] the acquisition by any person of additional securities of the Issuer, or the disposition of the securities of the Issuer; [b] an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; [c] a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; [d] any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, other than to appoint two independent directors to the Board of Directors of the Issuer in order to comply with the requirement of NASDAQ National Market; [e] any material change in the present capitalization or dividend policy of the Issuer; [f] any other material change in the Issuer's business or corporate structure; [g] any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; [h] causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; [i] a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section  12(g)(4)
of the Act; or [j] an action similar to any of those enumerated above. The Reporting Persons reserve the right to formulate plans or proposals, and to take such action, with respect to any or all of the foregoing matters and any other matters as such Reporting Persons may determine.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      a. As of the date of this Report: [i] the Partnership holds or has an interest in 221,430 shares or approximately 6.06% of the 3,654,263 shares of the Common Stock outstanding as of such date; [ii] Darrell R. Wells holds or has an interest in 243,830 shares or approximately 6.67% of the Common Stock outstanding as of such date, of which he disclaims beneficial ownership of 22,400 shares held by The Wells Foundation, Inc., of which he is a trustee, and of 146,615 shares held by the Partnership, of which he is the Managing General Partner; [iii] Louis Crawford Wells holds or has an interest in 25,955 shares or approximately .71% of the Common Stock outstanding as of such date; [iv] Wayne H. Wells holds or has an interest in 39,885 shares or approximately 1.09% of the Common Stock outstanding as of such date; [v] Y. Peyton Wells, III holds or has an interest in 44,245 shares or approximately 1.21% of the Common Stock outstanding as of such date; and [vi] Bryant C. Wells holds or has an interest in 36,530 shares or approximately 1.0% of the Common Stock outstanding as of such date.

      b. The Partnership shares voting and dispositive power with respect to 221,430 shares held by the Partnership. Darrell R. Wells shares voting and dispositive power with respect to 221,430 shares held by the Partnership and with respect to 22,400 shares held by The Wells Family Foundation, Inc. for which he serves as trustee. Each of Louis Crawford Wells, Wayne H. Wells, Y. Peyton Wells, III and Bryant C. Wells shares voting and dispositive power with respect to the shares attributed to him in paragraph (a) above.

      c. On September 30, 1997, Bryant C. Wells sold 2,000 shares held by the Partnership for $40.50 per share. On November 5, 1997, Bryant C. Wells sold 2,000 shares held by the Partnership for $46.50 per share. Both transactions were effected in ordinary brokerage transactions. On December 12, 1997, Wayne
H. Wells transferred 100 shares held by the Partnership by gift. On January 20, 1998, each of Wayne H. Wells and Y. Peyton Wells, III received 7,500 shares from an estate. Otherwise, none of the Reporting Persons has effected transactions in the Issuer's Common Stock during the past sixty days.

      d. Except as set forth in Item 5(b), no persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares deemed to be beneficially held by the Reporting Persons.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than the 1997 Amended and Extended Partnership Agreement attached hereto as Exhibit 1, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any security of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 1 - 1997 Amended and Extended Partnership Agreement of The Wells Family Partnership dated November 1, 1997.

      Exhibit 2     -   Agreement  Among  Reporting  Persons dated February 18,
1998.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 18, 1998                    By: /S/ Darrell R. Wells
                                        Darrell R. Wells



                                     THE WELLS FAMILY PARTNERSHIP


                                     By: /S/ Darrell R. Wells
                                        Darrell R. Wells, Managing Partner


* Pursuant to the Agreement among Reporting Persons dated February 18, 1998 for the filing of a single Schedule 13D pursuant to Rule 13d-1(f)(1), each Reporting Person has authorized Darrell R. Wells to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.